Crosswave Sees Cost Improvement
         and Revenue Growth in Line With Expectations In 2Q02

     Launch of Various Value-Added Features Maintain Crosswave's
              Leadership Position in the Ethernet Market

    TOKYO and NEW YORK--(BUSINESS WIRE)--Nov. 11, 2002--Crosswave
Communications Inc. (NASDAQ: CWCI) ("Crosswave"), a pioneer in broadband data communications in Japan, today announced its financial results for the second quarter of its fiscal year ending March 31, 2003 ("fiscal 2002").
    All figures are unaudited and prepared in accordance with accounting principles generally accepted in the United States for interim financial information. On November 12, 2002 at 9 a.m. ET, Crosswave's President, Koichi Suzuki, CEO Akio Onishi, and CFO Yasuharu Fushimi will host a conference call to discuss the financial results contained in this release. The conference call will be simultaneously webcast at www.vcall.com and the replay will be available at Crosswave's URL: http://www.cwc.co.jp/en/ .

----------------------------------------------------------------------
    2Q02 Results Summary
----------------------------------------------------------------------

    - 2Q02 revenues grew steadily to JPY 4,317 million (US$ 35.5 million)(a), increasing 13.2% from JPY 3,813 million in 1Q02 and 124.8% from JPY 1,920 million in 2Q01. Increase in revenues from Platform-type Network services, including the Wide-area Ethernet Platform service and Wide-area IP Platform service, was the largest contributor to the increase in total revenues.

    - The contracted customer base for Platform-type Network services increased to 298 in 2Q02 from 252 in the previous quarter. Revenue for the quarter from the flagship service recorded a 16.0% increase from 1Q02 to JPY 2,292 million (US$ 18.8 million).

    - 2Q02 adjusted EBITDA(b) continued to improve as losses decreased to JPY 1,847 million (US$ 15.2 million) from a loss of JPY 2,208 million in 1Q02. The Company expects its adjusted EBITDA to turn positive in the next fiscal year.

    - 2Q02 net loss decreased to JPY 3,821 million (US$ 31.4 million) compared to JPY 4,145 million in 1Q02. The Company maintains its target to realize positive net income in fiscal year 2004.

(a) The translations of Japanese yen amounts into US dollar amounts are included solely for the convenience of readers and have been made at the rate of JPY 121.74 = $1, the approximate rate of exchange on September 30, 2002.
(b) Adjusted EBITDA represents operating income (loss) before depreciation and amortization.

----------------------------------------------------------------------
    Overview and Outlook
----------------------------------------------------------------------

    Market Overview

    "The traditional telecommunications business in Japan has changed dramatically," said Koichi Suzuki, President of Crosswave. "It has been difficult for the incumbent carriers to maintain analog telephony services because such services are generally no longer profitable in Japan. The number of users of broadband services in Japan has continued to expand rapidly with one of the highest penetration rates in the world. The expansion of broadband services has led to the rapid growth of data communications traffic, which has made it necessary for corporations to update their network systems in order to remain competitive in their respective market sectors. The trend we have seen in the Japanese corporate WAN segment is that companies are moving from traditional type point-to-point network systems, such as the frame-relay or ATMs previously provided by the incumbent carriers, to broadband platform-type networks such as the Wide-area Ethernet Platform service or IP-VPN services. We believe this development has forced incumbent carriers to rapidly change their telecommunications business structure including business model, technology, and business scale in order to survive in the competitive market.
    "Crosswave, since its inception, has been exclusively providing broadband data communication services, a business model which is very well suited for the current market environment. With Crosswave's creation of the Wide-area Ethernet Platform service, we successfully expanded the new market. Our foresight has given us a nearly two-year advantage over our competitors who have since followed our lead by offering similar Ethernet-based corporate WAN services. Crosswave has been successful in maintaining its unique leadership position as a new type of carrier in the telecom sector. Even as the competition in the market intensifies, we believe that Crosswave will continue to distinguish itself from the competition by developing new value-added services with high customer confidence in all aspects of its business from service quality to reliability."

    Business Outlook

    "Due to the competitive nature of the Japanese corporate WAN market, we are launching many value-added services to differentiate our service offering from those of our competitors," said Akio Onishi, CEO of Crosswave. "So far we believe this is a successful strategy which has been well-received by the market. Various value-added features have increased interest in our services, resulting in many new customers such as Japanese leading pharmaceutical and electronics companies. As a pioneer in offering Ethernet services, we aim to keep exceeding our customers' expectations."
    "We are pleased to see continuous improvements in cost structure in 2Q02," said Yasuharu Fushimi, CFO of Crosswave. "Following the bottom out of the loss of our adjusted EBITDA in 4Q01, we maintain our target that our adjusted EBITDA and net income will turn positive in FY2003 and FY2004, respectively. To meet these targets, we will continue to expand our customer base, raise our revenues and closely manage costs."

----------------------------------------------------------------------
    2Q02 Operating Highlights
----------------------------------------------------------------------

    Discussion with PoweredCom for Possible Integration of Operations

    In July 2002, Crosswave, along with Internet Initiative Japan, ("IIJ") announced that Crosswave and IIJ have had discussions with PoweredCom, Inc., a 32.06% owned affiliate of Tokyo Electric Power Company, Inc. regarding possible integration of operations. Discussions among the parties are progressing and the parties expect to come to an agreement by the end of December 2002.

    Advancement of "Platform-type Network Services"

    Following the launch of features such as the External connectivity/Internet feature and the IP-routing port feature in October 2001 and in April 2002, respectively, Crosswave announced several additional value-added service features that will enhance its flagship, Wide-area Ethernet Platform service. In August 2002, Crosswave began offering 10Mbps and 100Mbps, the largest bandwidth offered in the Ethernet Platform service. In September 2002, Crosswave launched Japan's first SLA "Service Level Agreement" for this service guaranteeing the monthly average service delay time within Crosswave's network to be no more than 40 milliseconds, providing customers with additional assurance.
    With an aim to attract and bring in more corporate customers, for example companies with multiple locations, Crosswave launched a new Platform-type Network service, Wide-area IP Platform service, in June 2002 by utilizing broadband access available in Japan. In August 2002, Crosswave launched the new feature connecting our Wide-area IP Platform service with the Wide-area Ethernet Platform service, to provide more tailored private networks.
    Furthermore, in October 2002, Crosswave launched a Network Monitoring feature, a Managed Router feature, a "Tag-Through" option, and a QoS (Quality of Service) feature, to enhance our Wide-area Ethernet Platform service, and has thus firmly differentiated its services from competitors in the market.

    Expanded and Diversified Customer Base

    In 2Q02, the total number of customers grew to 313 from 271 in 1Q02. Of the 313 customers, some of which use multiple Crosswave services, 276 use Crosswave's Platform-type Network services such as the Wide-area Ethernet Platform service as of September 30, 2002. The Platform-type Network service had an additional 22 contracted customers for whom services will begin in 3Q02. Strong relationships with sales partners, including Hitachi, NEC, NTT Data, Fujitsu, and IIJ continuously contributed to diversifying and expanding the customer base.


Number of Customers
---------------------------------------- ---------- ---------- -------
                                           2Q02       1Q02       2Q01
---------------------------------------- ---------- ---------- -------
Total Number
 of Customers (already used)                313        271        136
---------------------------------------- ---------- ---------- -------
Number of Customers to
 Platform-type Network Services
      Number of customers contracted        298        252        139
      Number of customers already used      276        234        109
---------------------------------------- ---------- ---------- -------

    Development of Other Network services

    Crosswave announced in September 2002 that it would add new features to its High-speed Backbone service as of October 1, 2002, that connect over a Gigabit Ethernet interface. The new features have been offered nationwide over 1000 Base-LX and 1000 Base-SX interfaces, providing bandwidths of 150Mbps and 600Mbps throughout Japan.

    Opening of Toyota Liaison Office

    In August 2002, Crosswave announced the opening of a new liaison office located in Toyota City, Aichi Prefecture in Japan. Toyota City is a well-known industrial base, especially for automobiles where Toyota Motor, one of Crosswave's major shareholders, has had factories for more than 60 years. Crosswave expects that the new liaison office will help expand its business in the region.

----------------------------------------------------------------------
    2Q02 Financial Results
----------------------------------------------------------------------

    Revenues:

    2Q02 total revenues amounted to JPY 4,317 million, an increase of 13.2% from 1Q02 and of 124.8% from 2Q01.


Revenue Breakdown                                  (Unit: JPY million)
-----------------
--------------------------------------------- ----------- ------------
                                        2Q02        1Q02         2Q01
--------------------------------------------- ----------- ------------
Total Network services                 3,906       3,418        1,647
    Platform-type Network services     2,292       1,976          736
===================================
--------------------------------------------- ----------- ------------
Data Center and related services         411         395          273
--------------------------------------------- ----------- ------------
    Total Revenues                     4,317       3,813        1,920
--------------------------------------------- ----------- ------------


    Total Network services revenues increased to JPY 3,906 million in 2Q02 from JPY 3,418 million in 1Q02 and from JPY 1,647 million in 2Q01. In 2Q02, the Company continued to realize significant revenues from the Platform-type Network services, including the Wide-area Ethernet Platform service, which amounted to JPY 2,292 million, up 16.0% from 1Q02 and up 211.4% from 2Q01. In 2Q02 Platform-type Network services accounted for 53.1% of the total revenues.
    Data Center and related service revenues increased to JPY 411 million in 2Q02 from JPY 395 million in 1Q02. The Company expects to see growth in Data Center and related revenues starting in 4Q02 when its two large-scale data centers located in Yokohama and Kawaguchi, suburbs of Tokyo, launch operations.

    Operating costs and expenses:

    Cost of data communication services increased 2.0% to JPY 5,510 million in 2Q02 from JPY 5,400 million in 1Q02. The sequential increase in the cost of data communication services was primarily due to increases in local access charges, but the local access charges, which vary in relation to revenues, increased at a slower pace because of the effect of the shift to NNI (Network-Network-Interface) connections. Accompanied by the shift to NNI, some local access lines that Crosswave previously leased for back-up use were terminated and decreased the cost of data communication services, which resulted in the overall increase in this cost item to be minimal.
    Depreciation and amortization expenses increased 10.0% from 1Q02 to JPY 1,568 million in 2Q02. The sequential increase is mainly due to equipment relating to the nationwide network including the facilities for NNI connections.

    Sales and marketing expenses decreased 2.2% from 1Q02 to JPY 333 million in 2Q02. The decrease in advertising expenses and outsourcing expenses more than offset the increase in sales personnel expenses and the sales commission expenses, and resulted in the slight decrease sequentially.
    General and administrative expenses increased 14.4% from 1Q02 to JPY 320 million in 2Q02 primarily due to the increase in general and administrative outsourcing expenses.

    Net loss:

    Net loss for 2Q02 improved to JPY 3,821 million from JPY 4,145 million in 1Q02. Following the improvement of operating losses, the improvement on foreign currency exchange, more than offset the increase in interest expenses, which resulted in a sequential improvement of 7.8%.

    Adjusted EBITDA:

    Adjusted EBITDA for 2Q02 improved to a loss of JPY 1,847 million compared to a loss of JPY 2,208 million in 1Q02.


                                                   (Unit: JPY million)
--------------- ---------- ---------- ----------- --------- ----------
                    2Q02       1Q02       4Q01       3Q01    2Q01
--------------- ---------- ---------- ----------- --------- ----------
Adjusted EBITDA  - 1,847     - 2,208     - 2,467    - 2,176   - 2,246
--------------- ---------- ---------- ----------- --------- ----------


    Capital expenditures (c):

    Capital expenditures for the quarter amounted to JPY 7,643 million. Capital expenditures were primarily payments for the assets purchased for nationwide network and data centers in the previous quarter.

    (c) Crosswave defines capital expenditures as expenditures for property and equipment and initial obligations under capital leases and installment loans adjusted for sale and lease/installment back transactions.

----------------------------------------------------------------------
    Company Information
----------------------------------------------------------------------
    Crosswave offers broadband data communications services through Japan's first nationwide fiber-optic network specifically designed for the high-speed transmission of data traffic. Crosswave currently operates six data centers nationwide. The Company was established in October 1998 by Internet Initiative Japan Inc., Sony Corporation and Toyota Motor Corporation with the goal of providing advanced, end-to-end data communications services to customers in Japan and to take advantage of demand for broadband data communications networks. Crosswave's executive offices are located at Crest Yasuda Bldg., 3-21, Kanda Nishiki-cho Chiyoda-ku, Tokyo 101-0054.

    Certain statements made in this press release that state Crosswave's or its management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on Crosswave's and its management's current expectations, assumptions, estimates and projections about its business and the industry in which it operates. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause Crosswave's actual results to differ materially from those contained in any forward-looking statements. These risks, uncertainties and other factors include: that we have incurred significant losses since our establishment in 1998 and expect to incur losses in the future: that we may need additional cash to further develop our network and fund our operations and if we are unable to obtain it, we will not be able to complete our network development plans as scheduled or we will be forced to modify or abandon some or all of our plans; that prices for data communication services we offer will continue to decline which may reduce our revenues or limit our ability to grow our revenues; and other risks referred to from time to time in Crosswave's filings with the Securities and Exchange Commission.


                          CROSSWAVE COMMUNICATIONS INC.
                                   Appendix 1
                         ------------------------------
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)
                   -------------------------------------------
                    For the Three Months Ended Sep 30, 2002,
            Sep 30, 2001 and Jun 30, 2002 (Expressed in Thousands of
                           Japanese Yen (JPY) and U.S.
              Dollars (USD) Except for Per Share and ADS Data) (a)


                            Year-over-year Comparison
----------------------------------------------------------------------

                  Sep 30, 2002                    Sep 30, 2001
               ------------------------------------------------
                                     % of                % of
                                    Total               Total    YOY
               USD (1)     JPY     Revenues    JPY     Revenues  Chg %
               -------------------------------------------------------
Revenues:
Data
 communication
 services       35,461   4,316,974   100.0%  1,920,080   100.0% 124.8%

Cost and
 expenses:
Cost of data
 communication
 services       45,261   5,510,027   127.6   3,576,631   186.3   54.1
Depreciation
 and
 amortization   12,876   1,567,545    36.3     879,273    45.8   78.3
Sales and
 marketing       2,737     333,242     7.8     273,385    14.2   21.9
General and
 administrative  2,631     320,245     7.4     315,992    16.5    1.3
               -------------------------------------------------------
Total cost and
 expenses       63,505   7,731,059   179.1   5,045,281   262.8   53.2

               -------------------------------------------------------
Operating gain
 (loss)        (28,044) (3,414,085)  (79.1) (3,125,201) (162.8)   9.2
               -------------------------------------------------------

Other income
 (expenses):
Gain (loss) on
 foreign
 currency
 exchange          118      14,425     0.4    (171,443)   (8.9)(108.4)
Other           (3,495)   (425,489)   (9.9)   (152,485)   (7.9) 179.0
               -------------------------------------------------------

Income (loss)
 before
 minority
 interests
                                   and income
   taxes       (31,421) (3,825,149)  (88.6) (3,449,129) (179.6)  10.9
               -------------------------------------------------------

Minority
 interests in
 consolidated
 subsidiaries       37       4,439     0.1       1,739     0.1  155.3
Income taxes         -           -       -           -       -      -

               -------------------------------------------------------
Net
 income(loss) (31,384) (3,820,710) (88.5%) (3,447,390)(179.5%) 10.8%
               =======================================================

Basic and
 Dilutive Net
 Loss Per Share             (7,612)             (6,868)
Basic and
 Dilutive Net
 Loss Per ADS
 Equivalent (b)             (38.06)             (34.34)
Weighted
 Average Number
 of Shares                 501,960             501,960
Weighted
 Average Number
 of ADS
 Equivalents
 (b)                   100,392,000         100,392,000



               Sequential Comparison
                   Jun 30, 2002
                ---------------------
                             % of
                            Total     QOQ
                   JPY     Revenues   Chg %
               -------------------- -------
Revenues:
Data
 communication
 services        3,812,652   100.0%   13.2%

Cost and
 expenses:
Cost of data
 communication
 services        5,400,162   141.6     2.0
Depreciation
 and
 amortization    1,425,376    37.4    10.0
Sales and
 marketing         340,780     8.9    (2.2)
General and
 administrative    280,035     7.4    14.4
               -------------------- -------
Total cost and
 expenses        7,446,353   195.3     3.8

               -------------------- -------
Operating gain
 (loss)         (3,633,701)  (95.3)   (6.0)
               -------------------- -------

Other income
 (expenses):
Gain (loss) on
 foreign
 currency
 exchange         (167,590)   (4.4) (108.6)
Other             (344,958)   (9.0)   23.3
               -------------------- -------

Income (loss)
 before
 minority
 interests
                                   and income
   taxes        (4,146,249) (108.7)   (7.7)
               -------------------- -------

Minority
 interests in
 consolidated
 subsidiaries        1,113     0.0   298.8
Income taxes             -       -       -

               -------------------- -------
Net
 income(loss) (4,145,136)(108.7%) (7.8%)
               ==================== =======

Basic and
 Dilutive Net
 Loss Per Share     (8,258)
Basic and
 Dilutive Net
 Loss Per ADS
 Equivalent (b)     (41.29)
Weighted
 Average Number
 of Shares         501,960
Weighted
 Average Number
                                     of ADS
 Equivalents
 (b)           100,392,000


    Note (a):The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Sep 30, 2002 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY
121.74 = $1, the approximate rate of exchange on Sep 30, 2002.

    Note (b):Each ADS is equal to 1/200th of a share of common stock.


                          CROSSWAVE COMMUNICATIONS INC.
                                   Appendix 2
                          ----------------------------
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)
                          ----------------------------
                As of Sep 30, 2002, Sep 30, 2001 and Jun 30, 2002
   (Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD)) (a)


                        Sep 30, 2002                Sep 30, 2001
                  ------------------------------- --------------------
                  USD (a)      JPY           %      JPY           %
                 --------- ------------ ------- ------------ -------
ASSETS
----------------
Current assets:
Cash and cash
 equivalents       25,671    3,125,212    4.9 %  16,408,664   28.1 %
Accounts
 receivable-net    21,333    2,597,139    4.1     1,702,045    2.9
Receivable of
 proceeds from
   sale and
    lease back
    transactions    2,130      259,254    0.4       661,036    1.1
Other current
 assets            10,088    1,228,060    1.9     1,220,246    2.1
                 --------- ------------ ------- ------------ -------
 Total current
     assets        59,222    7,209,665   11.3    19,991,991   34.2

Property and
 equipment-net    445,668   54,255,695   84.9    36,550,577   62.5
Deposits and
 other assets      19,868    2,418,693    3.8     1,941,123    3.3
                 --------- ------------ ------- ------------ -------
     Total        524,758   63,884,053  100.0 %  58,483,691  100.0 %
                 ========= ============ ======= ============ =======

LIABILITIES AND
----------------
 SHAREHOLDERS'
     EQUITY
----------------
Current
 liabilities:
Short-term
 borrowings         4,107      500,000    0.8             -      -
Capital lease
 obligations-
 current portion   42,877    5,219,857    8.2     2,652,443    4.5
Long-term debt-
 current portion    3,172      386,159    0.6       294,427    0.5
Accounts payable   38,881    4,733,405    7.4     4,618,580    7.9
Accrued expenses   60,307    7,341,689   11.5     6,108,149   10.5
Other current
 liabilities        5,693      693,085    1.1       957,378    1.6

                 --------- ------------ ------- ------------ -------
 Total current
   liabilities    155,037   18,874,195   29.6    14,630,977   25.0

Capital lease
 obligations-
 noncurrent       173,185   21,083,496   33.0    12,354,676   21.1
Long-term debt-
 noncurrent       122,224   14,879,570   23.3     7,774,881   13.3
Other noncurrent
 liabilities          597       72,707    0.1        29,446    0.1

                 --------- ------------ ------- ------------ -------
     Total
   liabilities    451,043   54,909,968   86.0    34,789,980   59.5
                 --------- ------------ ------- ------------ -------

Minority
 interest             611       74,365    0.1        77,721    0.1

Shareholders'
 equity:
Common stock      250,489   30,494,526   47.7    30,494,526   52.1
Additional paid-
 in capital       152,314   18,542,796   29.0    18,317,795   31.4
Accumulated
 deficit         (329,734) (40,141,843) (62.8)  (25,198,952) (43.1)
Accumulated
 other
 comprehensive
 income                35        4,241    0.0         2,621    0.0
                 --------- ------------ -------------------- -------
     Total
 shareholders'
     equity        73,104    8,899,720   13.9    23,615,990   40.4

                 --------- ------------ ------- ------------ -------
     Total        524,758   63,884,053  100.0 %  58,483,691  100.0 %
                 ========= ============ ======= ============ =======



                      Jun 30, 2002
                 ---------------------
                     JPY           %
                 ------------ --------
ASSETS
----------------
Current assets:
Cash and cash
 equivalents       6,832,076   10.2  %
Accounts
 receivable-net    2,172,991    3.3
Receivable of
 proceeds from
   sale and
    lease back
    transactions   1,772,545    2.7
Other current
 assets            1,388,133    2.1
                 ------------ --------
 Total current
     assets       12,165,745   18.3

Property and
 equipment-net    51,944,556   78.0
Deposits and
 other assets      2,492,780    3.7

                 ------------ --------
     Total        66,603,081  100.0  %
                 ============ ========

LIABILITIES AND
----------------
 SHAREHOLDERS'
     EQUITY
----------------
Current
 liabilities:
Short-term
 borrowings                -      -
Capital lease
 obligations-
 current portion   4,497,912    6.8
Long-term debt-
 current portion     354,031    0.5
Accounts payable   8,351,683   12.5
Accrued expenses   7,165,636   10.8
Other current
                             liabilities 604,007 0.9

                 ------------ --------
 Total current
   liabilities    20,973,269   31.5

Capital lease
 obligations-
 noncurrent       19,939,879   29.9
Long-term debt-
 noncurrent       12,832,465   19.3
Other noncurrent
 liabilities          58,361    0.1

                 ------------ --------
     Total
   liabilities    53,803,974   80.8
                 ------------ --------

Minority
 interest             78,804    0.1

Shareholders'
 equity:
Common stock      30,494,526   45.8
Additional paid-
 in capital       18,542,796   27.8
Accumulated
 deficit         (36,321,133) (54.5)
Accumulated
 other
 comprehensive
 income                4,114    0.0
                 ------------ --------
     Total
 shareholders'
     equity       12,720,303   19.1

                 ------------ --------
     Total        66,603,081  100.0  %
                 ============ ========


    Note (a): The translations of Japanese yen amounts into US dollar amounts with respect to Sep 30, 2002 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY121.74 =$1, the approximate rate of exchange on Sep 30, 2002.

                          CROSSWAVE COMMUNICATIONS INC.
                                   Appendix 3
                        ---------------------------------
           CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
           -----------------------------------------------------------
            For the Three Months Ended Sep 30, 2002, Sep 30, 2001 and
                                  Jun 30, 2002
                (Expressed in Thousands of Japanese Yen (JPY) and
                             U.S. Dollars (USD)) (a)


                     Sep 30, 2002      Sep 30, 2001 Jun 30, 2002
                   -------------------- ----------- -----------
                   USD (a)      JPY         JPY         JPY
                   -------- ----------- ----------- -----------
Operating
 Activities:
Net income (loss)  (31,384) (3,820,710) (3,447,390) (4,145,136)
Depreciation and
 amortization       12,876   1,567,545     879,273   1,425,376
Unrealized foreign
 currency exchange
  (gain) loss         (117)    (14,224)    170,399     167,372
Minority interest
 in net income
 (loss) of
 consolidated
 subsidiaries          (37)     (4,439)     (1,739)     (1,113)
Decrease (increase)
 in accounts
 receivable         (3,484)   (424,148)   (893,721)     75,068
Decrease (increase)
 in other
 current assets      1,887     229,732    (111,040)   (678,948)
Decrease
 (increase) in
 other assets          260      31,637           -    (611,653)
Increase
 (decrease) in
 accounts payable    1,317     160,304     297,824    (491,871)
Increase (decrease)
 in accrued
 expenses and
 other current
  liabilities        2,178     265,131     945,574     266,417
Increase (decrease)
 in other
 noncurrent
 liabilities           118      14,346       7,283       7,704
                   -------- ----------- ----------- -----------
Net cash provided
 by (used in)
 operating
 activities        (16,386) (1,994,826) (2,153,537) (3,986,784)
                   -------- ----------- ----------- -----------

Investing
 Activities:
Purchase of
 property and
 equipment         (55,458) (6,751,496) (4,116,790) (5,748,749)
Decrease
 (increase) in
 other assets, net     210      25,572      15,361      (3,187)
Proceeds from sale
 and
 lease/installment
  back              30,992   3,772,921   4,498,053   3,991,406
                   -------- ----------- ----------- -----------
Net cash provided
 by (used in)
  investing
   activities      (24,256) (2,953,003)    396,624  (1,760,530)
                   -------- ----------- ----------- -----------

Financing
 Activities:
Proceeds from
 issuance of stock
 acquisition right       -           -           -     225,000
Increase in short-
 term borrowings,
 net                 4,107     500,000           -           -
Proceeds from
 long-term
 borrowings         16,428   2,000,000           -   5,000,000
Principal payments
 under capital
 leases             (9,711) (1,182,216)   (620,974) (1,064,516)
Principal payments
 under installment
 loans                (769)    (93,670)    (69,392)    (83,800)
                   -------- ----------- ----------- -----------
Net cash provided
 by (used in)
  financing
   activities       10,055   1,224,114    (690,366)  4,076,684
                   -------- ----------- ----------- -----------

Effect of Exchange
 Rate Changes
 on Cash               138      16,851    (170,632)   (172,837)

                   -------- ----------- ----------- -----------
Net Increase
 (Decrease) in
 Cash and Cash
 equivalents       (30,449) (3,706,864) (2,617,911) (1,843,467)
                   -------- ----------- ----------- -----------

Cash and Cash
 equivalents
 at Beginning
 of Period          56,120   6,832,076  19,026,575   8,675,543

                   -------- ----------- ----------- -----------
Cash and Cash
 equivalents
 at End of Period   25,671   3,125,212  16,408,664   6,832,076
                   ======== =========== =========== ===========


    Note (a): The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Sep 30, 2002 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY121.74 =$1, the approximate rate of exchange on Sep 30, 2002.


    CONTACT: Crosswave Communications Inc.
             Contact in Japan:
             Investor Relations/Media Relations
             Hiroaki Tsuno, 81-3-5205-4580
             ir@cwc.co.jp
                      or
             Citigate Financial Intelligence
             Contact in the United States:
             Robin Weinberg, 212/688-6840
             robin.weinberg@citigatefi.com



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